FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2004

Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  NA

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Press release entitled, “Webzen Announces Commercial Launch of MU in Japan”, February 10, 2004.

Item 1

PRESS RELEASE (For Immediate Release)

Webzen Announces Commercial Launch of MU in Japan

Seoul, Korea (February 10, 2004) – Webzen Inc. announced today that the commercial service of its online game MU in Japan will commence on February 27.

Under the terms of the license agreement between Webzen and Gameon Co. Ltd, signed in February 2003, Webzen will receive 28% of total sales in Japan.

MU will be commercially launched under the title “MU—Continent of Miracles” and the 30-day flat pricing in Japan will be the equivalent of KRW10,500 (USD 9).

With over 300,000 total registered users, MU is currently a leading online game in Japan. Since open-beta testing service began in June of last year, Webzen has continued to focus on localizing MU to meet Japanese player preferences and successfully launched various on and offline marketing events in coordination with Gameon.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Investor Relations
Grace Lee
(822) 3498-6813

Private Securities Litigation Reform Act Safe Harbor Statement
Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the increasing user base in Korea, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the investment cannot be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Webzen Inc.'s reports filed with the SEC. Webzen Inc. disclaims any responsibility to update these forward-looking statements.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10 , 2004

Webzen Inc.
By:	/s/ Won Seon Kim
	Name:	Won Seon Kim
	Title:	Chief Financial Officer